HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

January 20, 2012

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Response Letters Dated October 11, 2011 and December 2, 2011
File No. 001-01204

Dear Mr. Schwall:

This letter is in response to your letter of December 29, 2011, and our subsequent telephone conversations with the Staff. Following is a description of the Corporation’s assessment of the Exploration and Production operating segment (E&P segment) as the reporting unit for the purposes of the goodwill impairment test as of December 31, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2 – Acquisitions and Divestitures, page 57

1.	Please tell us how you determined that your reporting unit – the level at which you test goodwill for impairment – is the same as the Exploration and Production operating segment. Please tell us why your reporting unit is not a lower component of the operating segment. Please provide a detailed analysis of how you applied the guidance of FASB ASC 350-20-35-33 through 35-37.

ASC 350-20-20 (formerly FAS 142 paragraph 30), defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). The Corporation concluded that the E&P segment is the reporting unit for purposes of testing goodwill for impairment, for the following reasons.

The E&P segment is managed globally by one segment manager on a value chain basis. Reporting to the segment manager are global value chain managers responsible for the following operating functions: Exploration, Developments, Production, Technology and Services (including drilling, supply chain management and environmental, health and safety). Financial and technical resources are allocated globally by the E&P segment manager and E&P operating results are reviewed at the E&P segment level. For these reasons, we have concluded that the E&P segment is the reporting unit. However, we have discrete financial information at the component level for tax, joint venture partner and statutory reporting requirements. As discussed with the Staff, even if components such as our financial reporting regions (United States, Europe, Africa and Asia) were considered to be reporting units, these components are economically similar and must be aggregated in accordance with the provisions of ASC 350-20-35.

Aggregation of Components with Similar Economic Characteristics

Under the accounting guidance for determination of a reporting unit ASC 350-20-35, (formerly paragraph B111 of SFAS 142) the FASB concluded that components of an operating segment with similar economic characteristics should be aggregated. The FASB’s reasoning was that the benefits of goodwill are shared by components of an operating segment that have similar economic characteristics and that requiring goodwill to be allocated among components with similar economic characteristics would be both arbitrary and unnecessary for purposes of impairment testing.

In evaluating its goodwill, the Corporation determined that the major benefits of goodwill will be shared among all of the components of the E&P segment based on its global approach to managing and investing in its portfolio of assets. Since we last addressed this question with the Staff in 2003, the Corporation has further centralized its organizational structure so that the E&P segment leader manages the business globally on a value chain basis for the production and developments value chains. This is in addition to the other global functions that existed in 2003. Each value chain is responsible for the global deployment of staff and managing its costs. Investment opportunities are evaluated based on their contribution to global growth and profitability metrics. The Corporation’s regional financial reporting components share the resources of these global value chains.

ASC 350-20-35-35 (formerly SFAS 142) refers to ASC 280-10-50-11 (formerly SFAS 131) for guidance in determining whether components have similar economic characteristics. The Corporation believes that the components of its E&P segment have similar economic characteristics and are economically interdependent, as discussed below.

a.	The nature of the products and services

The Corporation considers oil and gas operations globally to have very similar characteristics. Produced hydrocarbons are commodities and market forces affect commodity pricing similarly in each of the Corporation’s components although temporary market conditions can cause short-term aberrations in geographic pricing relationships. In addition, there are slight variations in the grade of hydrocarbons produced which are equalized through price differentials quoted in various sources for the worldwide crude oil market.

Oil and gas are often produced from the same well from a single reservoir and are processed through the same infrastructure. A well is classified as an oil well or a gas well based on which product is dominant. Oil wells can produce gas and gas wells can produce oil. The Corporation prioritizes development of fields globally using the same rate of return threshold on investments for both oil and gas projects.

Both oil and gas are forms of energy. The energy content of oil and gas is measured in a common unit such as BTU’s. Often oil and gas are expressed in a common unit of production – with gas converted to a barrel of oil equivalent, generally based on energy content. For example, the SEC oil and gas disclosures stipulated by Regulation S-K require production cost per unit to be determined with oil or gas converted to a common unit of measure. This supports the view that the products are considered to be similar.

In short, crude oil and natural gas, while not identical, are similar forms of hydrocarbon energy. The fact that the total quantity of oil and gas reserves may vary by component is due to the maturity of, and the level of investment in, the component as opposed to any dissimilarities in the economic characteristics of developing oil and gas reserves.

b.	The nature of the production processes

The exploration for and the production of oil and gas are similar in each of the components of the E&P segment. The geological and geophysical sciences used to locate oil and gas are similar throughout the world. In addition, the processes used to develop oil and gas reserves are similar worldwide.

Both onshore and offshore fields exist in each of the components. Although onshore and offshore developments are not identical, the accounting standard being applied is one of “economic similarity.” The production processes for onshore and offshore operations possess a high degree of similarity as follows:

1.	Wells are drilled.
2.	Production casing is cemented into place.
3.	Wellbores are perforated or hydraulically fractured within the reservoirs.
4.	Hydrocarbons flow to the surface through production tubing.
5.	Fluids are separated into oil, gas and water.
6.	Hydrocarbons are transported to market.
7.	Secondary recovery techniques may be used to enhance production.

c.	The type or class of customer for their products and services

Customers of the E&P segment components are similar, as indicated in the following discussion. Crude oil is a commodity and is sold on the world market. The Corporation has a separate marketing department that sells the majority of the Corporation’s worldwide production. For each of the E&P segment components, the purchasers of crude oil are integrated oil companies, national oil companies and refiners.

In the United States and Europe, the majority of natural gas is sold in the spot market or under term contracts that are based on current market prices. In other areas, natural gas is sold principally through long-term contracts. Regardless of component, a natural gas sales contract commonly is negotiated as part of a production sharing contract or in advance of developing a field. This provides a market for the production, similar to the U.S. and Europe. When natural gas is discovered in these other areas, a field will not be developed (and reserves will not be recorded as proved) until there is a natural gas sales contract in place. Furthermore, no gas project will be approved for development unless analysis shows its financial returns are likely to meet the Corporation’s rate of return criteria, regardless of region. In each component, natural gas is transported by pipeline to a local distribution company or end user, such as a power plant. Distribution companies are aggregators that resell natural gas to end users.

d.	The methods used to distribute their products or provide their services

The methods used to distribute the Corporation’s crude oil and natural gas production are also similar in each component. Crude oil and natural gas are primarily transported via tanker or pipeline.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

None of the E&P segment components is a “regulated” business such as banking, insurance or utilities. Generally, this factor is not applicable, except for adherence to contract terms under oil and gas leases, concessions and related permits. The Corporation’s standards for safety, environmental and other best operating practices are applied globally.

In ASC 350-20-55-7 (formerly Topic D-101), the FASB clarified its intentions with respect to the determination of whether the components of an operating segment have similar economic characteristics. In determining whether components should be combined into one reporting unit based on their economic similarities, the FASB Staff also outlined in this guidance other factors that should be considered, which include:

•	The manner in which an entity operates its business and the nature of those operations.

The E&P segment has one segment manager who is accountable to and maintains regular contact with the Chief Operating Decision Maker regarding the operating activities, financial results, forecasts and strategies for the E&P segment. Cash flows generated by the E&P segment are reinvested across all segment components. Investment opportunities from each component are ranked globally with the highest ranking exploration and development alternatives receiving the appropriate funding. As previously stated, the E&P segment is operated as one business based on the value chains within its operations. (i.e. Exploration, Developments, Production, Technology, and Services – Drilling, Supply Chain, and EH&S). This global approach to managing the E&P business further supports that components are economically similar across the E&P segment.

•	Whether goodwill is recoverable from two or more component businesses working in concert or from the separate operations of each component.

The Corporation believes E&P goodwill will be recovered from the operations of the segment as a whole and not from any one component or asset. The increased scope of the Corporation’s E&P presence resulting from past acquisitions has enabled it to identify and participate in new business opportunities and extend its operations into new strategic areas.

•	The extent to which the component businesses share assets and other resources.

The E&P segment components are supported by E&P shared services organizations responsible for providing worldwide strategic planning, technical knowledge support (i.e. geologic, drilling, engineering and production), information technology, human resources, accounting, and legal services to the E&P segment. Investment capital moves from one component to another based on globally prioritized projects. In addition, the E&P segment manager is supported by global value chain managers, who actively participate in the management of the E&P segment as one seamless worldwide operation.

•	Whether the components support and benefit from common research and development projects.

The Corporation has assembled a worldwide exploration team, responsible for (1) identifying new business opportunities in areas of strategic interest, and (2) highgrading the worldwide exploration portfolio. In addition, the components benefit from the research performed by the E&P global technology, drilling and reservoir engineering groups.

Based on the analysis above, the Corporation believes goodwill is expected to be recovered from the E&P segment and that aggregation of its E&P components is appropriate for purposes of testing goodwill for impairment.

Supplementally, we advise that we plan to expand our disclosure on the determination of the E&P segment as the reporting unit in the critical accounting policies section of the Corporation’s 2011 Form 10-K. Following is our proposed disclosure.

“Goodwill is tested for impairment annually in the fourth quarter or when events or circumstances indicate that the carrying amount of the goodwill may not be recoverable. The goodwill test is conducted at a reporting unit level, which is defined in accounting standards as an operating segment or one level below an operating segment. The reporting unit or units to be used in an evaluation and measurement of goodwill for impairment testing are determined from a number of factors, including the manner in which the business is managed. The Corporation has concluded that the E&P segment is the reporting unit for the purposes of testing goodwill for impairment, since the E&P segment is managed globally by one segment manager who allocates financial and technical resources globally and reviews operating results at the segment level. Accordingly, the Corporation expects that the benefits of goodwill will be recovered through the operations of that segment.

If any of the E&P segment components, such as our financial reporting regions (United States, Europe, Africa and Asia) were considered to be reporting units, an analysis would be performed to determine if these components were economically similar as defined in the provisions of ASC 350-20-35. If components are economically similar, that guidance requires that those components be aggregated and deemed a single reporting unit.

While the Corporation believes that the E&P segment is the reporting unit because of the manner in which the business is managed, it also evaluated the required aggregation criteria and determined that its components are economically similar for the following reasons:

•	The Corporation operates its exploration and production segment as a single, global business.

•	Each component produces oil and gas.

•	The exploration and production processes are similar in each component.

•	The methods used by each component to market and distribute oil and gas are similar.

•	Customers of each component are similar.

•	The components share technical resources and support services.

If the Corporation reorganized its exploration and production business such that there was more than one reporting unit, goodwill may be assigned to two or more reporting units.”

* * * * * * *

As requested by the Staff, we acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	John Cannarella

James Giugliano

Norman von Holtzendorff

Alexandra Ledbetter